EXHIBIT 8(q)

                        [ON ANNUITY INVESTORS LETTERHEAD]


June __, 1997


James F. Lummanick
Vice President/Assistant General Counsel
INVESCO Funds Group, Inc.
7800 East Union Avenue
Denver, Colorado 80237

RE: INVESCO Variable Investment Funds, Inc. - Participation Agreement

Dear Jim:

This purpose of this letter is to confirm certain financial arrangements between INVESCO Funds Group, Inc. ("INVESCO"), the distributor for the INVESCO Variable Investment Funds, Inc. (the "Company"), and Annuity Investors Life Insurance Company ("Annuity") in connection with Annuity's investment in the Company through three of its portfolios, INVESCO VIF-Industrial Income Portfolio, INVESCO VIF-Total Return Portfolio and INVESCO VIF-High Yield Portfolio (individually, a "Portfolio", collectively, the "Portfolios").

Administrative services to owners of variable annuity contracts offered by Annuity which are allocated into subaccounts invested in the Company shall be the responsibility of Annuity. Annuity on behalf of its separate accounts will be the sole shareholder of record of Company shares. The Fund and INVESCO recognize that they will derive a substantial savings in administrative expense by virtue of having a sole shareholder rather than multiple shareholders.

In consideration of the administrative savings resulting from having a sole shareholder rather than multiple shareholders, INVESCO or its affiliates will pay an administrative service fee to Annuity equal, on an annual basis, to 0.20% per annum of the average aggregate net assets of the INVESCO VIF-Industrial Income and INVESCO VIF-Total Return Portfolios, and a service fee equal, on an annual basis, equal to 0.15% per annum of the average aggregate net assets of the INVESCO VIF-High Yield Portfolio, in each case on average aggregate net assets attributable to variable annuity contracts offered by Annuity (collectively, "Eligible Contracts").

Such fee will be paid on a monthly basis in arrears. In no event will such fee be paid by the Company, its shareholders, or by the contract holders, and in no event will INVESCO have any responsibility under the Participation Agreement dated May 30, 1997 or this letter to pay any amounts to any third party with respect to Annuity' or the Eligible Contracts' investments in the Portfolios. Such payments, if any, shall be the responsibility of Annuity. INVESCO's payments to Annuity are for administrative services only and do not constitute payment in any manner for investment advisory services.

INVESCO shall have no obligation to make the above payments until such time as the average net assets of a Portfolio reach $30 million. Beginning at such time, INVESCO will make payments on the average aggregate net assets attributable to the Eligible Contracts that hold investments in such Portfolio.

These financial arrangements shall continue so long as Annuity holds shares of the Fund in its subaccounts and Annuity therefore continues to provide administrative services as set forth above. Please confirm your understanding of this arrangement by having a copy of this letter signed where indicated below by an appropriate officer of INVESCO and return this duplicate copy to me.

Very truly yours,




[Annuity Investors Signator]
[Title]



INVESCO Funds Group, Inc.

BY:
Name: Ronald L. Grooms
Title: Senior Vice President and Treasurer